Pagaya Technologies Ltd.
Azrieli Sarona Bldg, 54th Floor
121 Derech Menachem Begin
Tel Aviv 6701203, Israel

December 2, 2022

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, NE
Washington, D.C. 20549

Attn:	Tonya K. Aldave
John Dana Brown

Re:	Pagaya Technologies Ltd.
Registration Statement on Form F-1
File No. 333-266228

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Pagaya Technologies Ltd. (the “Company”) hereby requests acceleration of the effective date of the above referenced Registration Statement to 4:00 p.m., Eastern Time, on December 6, 2022, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Skadden, Arps, Slate, Meagher & Flom LLP, request by telephone that such Registration Statement be declared effective.

Please contact Kathy Shao or Andrea Nicolás of Skadden, Arps, Slate, Meagher & Flom LLP at (212) 735-2012 or (212) 735-3416, respectively, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Very truly yours,

Pagaya Technologies Ltd.

By:	/s/ Gal Krubiner
Name:	Gal Krubiner
Title:	Chief Executive Officer

By:	/s/ Michael Kurlander
Name:	Michael Kurlander
Title:	Chief Financial Officer

cc:	Richmond Glasgow, Pagaya Technologies Ltd. Andrea Nicolás, Skadden, Arps, Slate, Meagher & Flom LLP